UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Xzeres Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

984189 100

(CUSIP Number)

Ravago Holdings America Inc.

1900 Summit Tower Blvd Suite 900, Orlando, FL 32810

407-875-9595

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100

1.	Names of Reporting Persons:	Ravago Holdings America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power:	12,272,423
8.	Shared Voting Power:	N/A
9.	Sole Dispositive Power:	12,272,423
10.	Shared Dispositive Power:	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,272,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.86%*

14.	Type of Reporting Person (See Instructions): IN

*	The percentage is calculated based upon 72,768,897 shares of common stock of Xzeres Corp. issued and outstanding on April 6, 2015.

Explanatory Note

On April 6, 2015, Amendment No. 4 to Schedule 13D/A, accession number: 0001255294-15-000230, was erroneously submitted by the filing agent for Ravago Holdings America Inc. (the “Reporting Person”). This filing should be disregarded.

The proper filing was subsequently filed by the Reporting Person on April 7, 2015, as Amendment No. 4 to Schedule 13D/A, accession number: 0001144204-15-021453.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2015

Ravago Holdings America Inc.

By:	/s/ Ron Nardozzi
Name:	Ron Nardozzi
Title:	Vice President and Treasurer